

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2018

Zhihai Mao
Chief Financial Officer
TuanChe Limited
9F, Ruihai Building, No. 21 Yangfangdian Road
Haidian District
Beijing 100038, People's Republic of China

      Re: TuanChe Limited
         Amendment No. 1 to Registration Statement on Form F-1
         Filed November 5, 2018
         File No. 333-227940

Dear Mr. Mao:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 Filed November 5, 2018

Prospectus Summary
Recent Development, page 4

1.   Please revise to explain why only partial financial information is provided for the three months ended September 30, 2018.

2.   We note that you have addressed certain key metrics for the three months ended September 30, 2018. Please revise to also disclose the total number of industry customers served through your auto shows and the number of cities in which you operated, as discussed for prior periods in the Specific Factors Affecting Our Results of Operations

section on page 64.

3.   Please revise to reconcile the non-GAAP measures of adjusted EBITDA and adjusted net loss to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

4.   Please revise to quantify the impact of each of the factors identified as contributing to the decrease in net revenue in three months ended September 30, 2018 compared to the three months ended June 30, 2018.

5.   You indicate that 38 outdoor auto shows were cancelled during the three months ended September 30, 2018 due to severe weather conditions. To provide context for the risk and uncertainties related to weather conditions, please disclose the number of outdoor auto shows in each of the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Specific Factors Affecting Our Results of Operations, page 64

6.   Please ensure that the factors affecting your results in the three months ended September 30, 2018 are addressed in your discussion of specific factors affecting your results of operations. For example, address how weather conditions and the number of weekends during a period can affect the scale of your business and operational efficiency. In addition, discuss the effect of your plans to mitigate weather contingencies by securing backup indoor venues and setting up temporary facilities outdoors. In this regard, address the risk and uncertainties associated with these contingency plans and the impact on costs and margins.

     You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Information Technologies
                                        and Services